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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

BassDrill Ltd.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

BassDrill Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Eric Hoegg

Sr. Vice President Finance & Administration

c/o BassDrill Management (USA) Inc.

50 Briar Hollow Lane, Suite 330W

Houston, Texas 77027

Telephone: 832-494-2200

Copies to:

Anthony J. Renzi, Jr., Esq.

Akin Gump Strauss Hauer & Feld LLP

1333 New Hampshire Avenue, N.W.

Washington, DC 20036

Telephone: (202) 887-4000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 20, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1	Letter to Shareholders of BassDrill Ltd., dated 20 February 2012, related to Rights Issue

99.2	Subscription Agreement

99.3	Term Sheet

Item 2. Information Legends

The required legends have been included in prominent portions of Exhibits 99.1, 99.2 and 99.3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.4	New Release, dated 8 February 2012, related to Notice to Shareholders related to the Rights Issue.

99.5	Company Presentation, dated 17 February 2012

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by BassDrill Ltd. with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on February 21, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kerry Kunz
(Signature)

Kerry Kunz, President
(Name and Title)

February 21, 2012
(Date)

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